Exhibit 97.1

Ridgefield Acquisition Corp Compensation Recovery Policy

1. Purpose

The purpose of this Compensation Recovery Policy (the “Policy”) is to comply with Rule 10D-1 of the Securities Exchange Act of 1934, Item 601(b)(97) of Regulation S-K, and other applicable listing requirements by establishing a framework for the recovery of certain incentive-based compensation in the event of an accounting restatement due to material noncompliance with financial reporting requirements.

2. Scope and Applicability

At present, the Company does not pay any compensation, including incentive-based compensation, to any executive officers or employees. However, should the Company establish a compensation structure that includes incentive-based compensation, this Policy shall apply to all “executive officers” as defined under SEC rules and regulations.

3. Recovery of Incentive-Based Compensation

If the Company is required to prepare an accounting restatement due to material noncompliance with financial reporting requirements (a "Restatement"), the Company shall seek to recover, to the fullest extent required by law, any incentive-based compensation that was:

•	Received by a covered executive during the three completed fiscal years preceding the date the Company determines that a Restatement is required; and
•	Calculated based on financial reporting measures that were subsequently restated, resulting in an overpayment of incentive-based compensation.

4. Process for Recovery

The Board of Directors or a designated committee shall determine the amount of compensation subject to recovery.

The Company will seek to recover the excess compensation unless:

•	The cost of enforcement would exceed the recoverable amount, or
•	Recovery would violate governing laws or regulations.

The Company shall not indemnify or reimburse any executive officer for amounts recovered under this Policy.

5. Administration and Compliance

This Policy shall be administered by the Board of Directors or its designated committee. Any amendments to this Policy must be approved by the Board.